CBL & ASSOCIATES PROPERTIES, INC.
CBL Center
2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee  37421

December 4, 2009

Mr. Jorge Bonilla
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Business Services
Mail Stop 3010
100 F Street, NE
Washington, DC 20549-3561

RE:                CBL & Associates Properties, Inc. (herein the “Company” or “CBL”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Proxy Statement on Schedule 14A
Filed on March 27, 2009
File No. 001-12494

Dear Mr. Bonilla:

In reference to your comment letter of November 19, 2009 and with respect to your review of our Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009, and our Proxy Statement on Schedule 14A, filed on March 27, 2009, this letter sets forth the Company’s response to each comment, numbered to correspond to the Staff’s letter.

Form 10-K

Item 2 – Properties

1.
We note your disclosure in this section regarding your ownership interest in each of the properties you have identified; however, in future filings, for each of your material   properties, please tell us the nature and amount of any material liens or encumbrances against such properties.  Please note that this comment is applicable to your malls, community centers, mixed-use centers, offices and all other properties discussed herein.

The material liens or encumbrances against CBL’s properties generally consist of property-specific mortgage loans.  The Company has also pledged certain properties as collateral against its secured credit facilities.  The Company discloses the mortgage loans outstanding and related information regarding such mortgage loans for each of its properties, as applicable, in the Mortgage Loans Outstanding table included in Item 2. Properties.  In future filings, CBL will make reference to this table in each applicable section that discusses the different property types.  The properties that have been pledged against the Company’s secured credit facilities will also be identified.  In the event that a material lien or encumbrance has been placed against any of the Company’s material properties that is not a mortgage loan or does not represent a pledge against its secured credit facilities, such material lien or encumbrance for the applicable property(ies) will be disclosed in future filings.  If there are no material liens or encumbrances in addition to mortgage loans or the secured credit facilities, that fact will also be disclosed.

Financial Statements and Notes

Notes to Consolidated Financial Statements, page 88

Note 1 – Organization, page 88

2.
We note that certain partnerships and joint ventures are being accounted for using the equity method when it is determined that the company does not have control due to the fact that the other partners within the respective partnerships and joint ventures have substantive participating rights.  For the joint ventures where you hold a majority ownership interest, please tell us, and expand your disclosure in future filings to describe, the rights that the other partners have that would preclude you from consolidating the respective joint venture within the company’s financial statements.

The joint ventures in which the Company holds a majority ownership interest and accounts for using the equity method of accounting include CBL Brazil, CBL Macapa, Imperial Valley Mall L.P., Imperial Valley Peripheral L.P. and Mall Shopping Center Company.  The Company performed analyses and evaluated each of the joint ventures using criteria in the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Overall Consolidation Topic 810-10-30, Initial Measurement, and determined that these joint ventures are not variable interest entities. The Company then referred to ASC Overall Consolidation Topic 810-10-60, Relationships, ASC Overall Consolidation Topic 810-10-25, Recognition, ASC Control of Partnerships and Similar Entities Consolidation Topic 810-20-25, Recognition,  and ASC Real Estate – General Consolidation Topic 970-810-25, Recognition, for guidance regarding the proper accounting treatment for each of these joint ventures.  The Company reviewed the voting and decision-making provisions of the joint venture agreements and determined that its partners in each joint venture have substantive participating rights.  Accordingly, although CBL holds majority ownership of each of the joint ventures, the Company determined that it shares joint control in each of these joint ventures with its respective partners and that these joint ventures should be accounted for using the equity method of accounting in accordance with generally accepted accounting principles (“GAAP”).

CBL Brazil and CBL Macapa

CBL owns a 60% interest in each of two condominium arrangements, CBL Brazil and CBL Macapa.  The purpose of each of these joint ventures is to develop and own a regional shopping center in Brazil.  Although the Company owns a 60% majority interest in these joint ventures, aggregate ownership interests representing at least 90% of CBL Brazil and at least 80% of CBL Macapa must agree on certain substantive participating actions for each condominium, including but not limited to:

•	any change in the material terms of the approved construction contract or a change in the general contractor;
•	any material changes or modifications to the site plan, especially those having any impact on the pro forma;
•	approval of any material revisions to the conceptual design of the retail development;
•	leases outside of pre-approved leasing criteria;
•	replacing the property manager or amending the property management agreement;
•	extending credit, making loans, or acting as a guarantor; and
•	granting any lien or encumbrance involving the retail development and land.

The Company determined that these two condominiums represent undivided interests, an ownership arrangement in which two or more parties jointly own property, and title is held individually to the extent of each party’s interests.  Pursuant to ASC Investments – Equity Method and Joint Ventures Real Estate – General Topic 970-323-25, Recognition, real property owned by undivided interests is subject to joint control when decisions regarding the financing, development, sale or operations require the approval of two or more of the owners.  The Company determined that the actions outlined above represent such decisions and that they do require the approval of two or more of the owners.  Therefore, CBL determined that it does not control these condominiums and that its ownership interest in each should be accounted for using the equity method of accounting in accordance with GAAP.

Imperial Valley Mall, L.P. and Imperial Valley Peripheral L.P.

Imperial Valley Mall, L.P. was formed by affiliates of CBL (a single-member LLC owned wholly by the Operating Partnership as 0.5% general partner and the Operating Partnership as a 59.5% limited partner) and affiliates of The MG Herring Group (“MGH”) (Herring Imperial Valley Mall, Inc. as 0.5% general partner and Herring Imperial Valley Mall, L.P. as a 39.5% limited partner) for the purposes of developing, owning and operating a regional shopping mall in El Centro, CA.  The limited partners do not have any right to participate in, or interfere with the management or conduct of the business and affairs of the partnership, or any power and/or authority to assume any obligations or liabilities on behalf of, act for or on behalf of, or bind the partnership or any other partner in any way or to any extent in connection with any matter whatsoever.  Thus, CBL’s voting rights are not proportional to its ownership interest.  While CBL serves as the managing general partner of this joint venture, the voting rights in this situation are attributed to the general partners and both CBL and MGH have equal general partner ownership percentages; thus, regarding the voting rights or decision-making abilities, both partners participate in making decisions deemed substantive to the ordinary course of business.  Such substantive decisions include, but are not limited to:

•
approval of the initial pro forma for the development and construction of the project and the incurrence of expenditures or obligations that represent a material development deviation and the modification of the pro forma in the event of a material development deviation;

•	any change in the material terms of the construction contract for the project;
•
approval of the annual operating budget and incurrence of expenditures or obligations that represent a material operating deviation and the modification of the annual operating budget in the event of a material operating deviation;

•	obtaining an acquisition/construction loan and/or any permanent financing/refinancing;
•	approval of the site plan and any material modifications or amendments to the site plan, and the initial site plan for any expansions to the project;
•
approval of the conceptual design of the project and the initial plans and specifications for the project and any material amendments or modifications thereto and the selection of an architect for the project;

•	approval of the initial leasing plan and the leasing parameters and any amendments or modifications thereto;
•	replacing the managing general partner and/or the expansion or diminution of authority of any general partner;
•	compromise, settle or dismiss any litigation or insurance claim in excess of $50,000; and
•	approval of any contract or agreement (and any material amendment of any such contract or agreement) with a third-party broker or third-party leasing agent with respect to the leasing of the project.

CBL and MGH also established Imperial Valley Peripheral, L.P. for the purpose of accepting title to the peripheral property that was originally held by the joint venture and dealing with the development, leasing, sale or other transfer of that peripheral property.  The ownership structure mirrors that of Imperial Valley Mall, L.P. (i.e., 60/40), with each partner holding a 0.5% general partner interest.

Management of the business and affairs of the partnership is vested in the general partners.  The decisions pertaining to the daily operations of the partnership are to be made primarily by CBL, as managing general partner; however, decisions requiring the unanimous approval of CBL and MGH include any sales, leases, ground leases or other occupancy agreements with respect to the outparcels.  Essentially, the primary business activity of the partnership requires the unanimous consent of both general partners, and, thus, the entity is deemed to be jointly controlled.

Based on the shared substantive participating rights of these two partnerships, Imperial Valley Mall, L.P. and Imperial Valley Peripheral, L.P., the Company has determined that joint control exists and that it should account for these joint ventures using the equity method of accounting in accordance with GAAP.

Mall Shopping Center Company, LP

Mall Shopping Center Company, LP was organized to develop, own and operate Plaza del Sol, a regional mall located in Del Rio, TX.  It has two general partners, CBL and C&W Manhattan Associates (“C&W”), each with ownership percentages of 50.56% and 35.00%, respectively, and one limited partner, Charles B. Carpenter, with an ownership percentage of 14.44%.  In accordance with the terms of the partnership agreement, the general partners manage the partnership’s affairs and each general partner has approval rights over the key operating decisions of the partnership without regard to the difference in ownership percentage.  Based on the shared substantive participating rights, the Company has determined that joint control exists and accounts for the joint venture using the equity method of accounting in accordance with GAAP.

In future filings, the Company will make reference in Note 1 – Organization to Note 5 – Joint Ventures and Other Partially Owned Investments, in which footnote the disclosure will be expanded to summarize the rights that its partners have that preclude it from consolidating these joint ventures in its consolidated financial statements as follows:

Although the Company has majority ownership of certain of these joint ventures, it has evaluated these investments and concluded that the other partners or owners in these joint ventures have substantive participating rights, such as approvals of:

•	the pro forma for the development and construction of the project and any material deviations or modifications thereto;
•	the site plan and any material deviations or modifications thereto;
•	the conceptual design of the project and the initial plans and specifications for the project and any material deviations or modifications thereto;
•	any acquisition/construction loans or any permanent financings/refinancings;
•	the annual operating budgets and any material deviations or modifications thereto;
•	the initial leasing plan and leasing parameters and any material deviations or modifications thereto; and
•	any material acquisitions or dispositions with respect to the project.

As a result of the joint control over these joint ventures, the Company accounts for these investments using the equity method of accounting.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

Determination of the Three Primary Elements of Compensation for the Current Named Executive Officers

Annual Bonus Opportunities, page 25

3.
In the case of the three officers that received bonus compensation for 2008, please provide more detailed disclosure regarding each such officer’s “maximum targeted bonus.”  Please tell us whether each of the named executive officers had different formulated targets as part of such officer’s performance evaluation.  Please describe how the targets were derived and discuss in more detail the actual performance of each executive relative to the targets.

The use of the quoted phrase “maximum targeted bonus” in the first paragraph of the discussion of annual bonus opportunities on page 25 of the Compensation Discussion and Analysis (“CD&A”) in the Company’s 2009 proxy statement was not meant to imply the use of specific, quantifiable performance “targets” or other, similar metrics to determine the amount of annual bonuses for the named executive officers.  Rather, as indicated by the remainder of the sentence, it refers to a budgeting number recommended by senior management as the maximum potential bonus for each executive officer, which is initially submitted to the Compensation Committee in conjunction with the approval of the Company’s annual executive compensation budget.

As noted in the fourth paragraph of the “overview” discussion on page 20 of the CD&A, the Compensation Committee’s objectives in administering the Company’s executive pay programs include the goal that they be “simple in design,” as well as “properly linked to the Company’s performance,” as ultimately judged by senior management and the Compensation Committee.  Accordingly, both senior management and the Compensation Committee have chosen to avoid the use of “complicated, formula-based plans” to drive executive compensation.  Instead, they have relied on discretionary grants of stock awards under the Company’s Stock Incentive Plan coupled with the opportunity to earn annual bonus compensation determined on a discretionary basis, but considering factors related both to the overall performance of the Company (as discussed in the third paragraph on page 22 of the CD&A) and to the overall compensation level and job performance of each officer (as discussed in the third paragraph on page 22 and on pages 26 and 27 of the CD&A for the named executive officers).

As discussed in the second paragraph on page 26 of the CD&A, for five of the six named executive officers in the 2009 proxy statement, the determination of the maximum potential bonus for each officer in the annual compensation budget, as well as the determination of the bonus ultimately paid, reflected “consideration by both senior management (particularly the Chief Executive Officer) and the Compensation Committee of various factors related to the successful continuation and/or completion of development, financing, leasing and re-leasing, expansions, acquisitions, joint ventures and market transactions with respect to the Company and its properties identified by senior management and the Compensation Committee as being within such executive’s areas of responsibility.”  This paragraph and the next three paragraphs of the CD&A go on to present a detailed discussion of how senior management and the Compensation Committee consider these factors in relation to the performance of both the officers and the Company, as well as the types of projects or other factors considered in relation to the bonuses paid to each named executive officer who received bonus compensation for fiscal 2008 (excluding the Chief Financial Officer, who declined to accept any bonus compensation for the year).

While the Chief Executive Officer also declined any bonus compensation for fiscal 2008, the third paragraph on page 27 of the CD&A explains the process normally followed by the Compensation Committee in making its discretionary determination with regard to his annual bonus, “based on the Compensation Committee’s subjective evaluation of the overall performance of the Company and of [the Chief Executive Officer’s] contributions to such performance for the relevant fiscal year.”

The process utilized in the annual performance evaluation of each named executive officer – which focuses on overall qualitative evaluations of each officer’s performance as opposed to specific, quantitative targets – is described in the first paragraph at the top of page 22 in the CD&A.  Neither these evaluations, nor the ultimate decisions of senior management and the Compensation Committee concerning any element of executive compensation, are driven by a quantitative evaluation of specific, formula-based performance targets or other similar criteria.  In future filings, the Company will avoid using the words “target” or “targeted” in discussing these matters.

    In connection with these responses, the Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosures in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned at (423) 490-8221 or Andy Cobb, Vice President and Director of Accounting, in my absence at (423) 553-8715.

Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ John N. Foy______________
John N. Foy
Vice Chairman of the Board,
Chief Financial Officer and Treasurer